40-33

811-4892



FRANKLIN TEMPLETON
INVESTMENTS

**Franklin Resources, Inc.**
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

**VIA FIRST CLASS MAIL**



05063597

August 26, 2005


SEC MAIL
RECEIVED
PROCESSING
AUG 31 2005
WASH. D.C.
213
SECTION

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

**Re: Kwiatkowski v. Templeton Growth Fund, Inc., et al., Case No. 3:05-cv-00299-GPM**

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Memorandum and Order
2. Judgment in a Civil Case

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,


PROCESSED

Aliya S. Gordon
Associate Corporate Counsel

Encls.

27080-1



FRANKLIN TEMPLETON
INVESTMENTS

**Franklin Resources, Inc.**
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

**VIA FIRST CLASS MAIL**

August 26, 2005

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

**Re: Kwiatkowski v. Templeton Growth Fund, Inc., et al., Case No. 3:05-cv-00299-GPM**

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following additional documents related to the above-mentioned action, which we previously reported to your office:

1. Memorandum and Order
2. Judgment in a Civil Case

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate Corporate Counsel

Encls.

27080-1

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

| | | |
|---|---|---|
| VINCE KWIATKOWSKI, Individually and On Behalf of All Others Similarly Situated, | ) | |
| Plaintiff, | ) | |
| vs. | ) | CIVIL NO. 05-299-GPM |
| TEMPLETON GROWTH FUND, INC., and TEMPLETON GLOBAL ADVISORS LIMITED, | ) | |
| Defendants. | ) | |
| and | | |
| JOSEPH PARISE, JR., as Trustee of the ICON MECHANICAL CONSTRUCTION AND ENGINEERING 401K RETIREMENT SAVINGS PLAN, Individually and On Behalf of All Others Similarly Situated, | ) | |
| Plaintiff, | ) | |
| vs. | ) | CIVIL NO. 05-300-GPM |
| TEMPLETON FUNDS, INC., and TEMPLETON GLOBAL ADVISORS LIMITED, | ) | |
| Defendants. | ) | |
| and | | |
| EDMUND WOODBURY, Individually and On Behalf of All Others Similarly Situated, | ) | |
| Plaintiff, | ) | |
| vs. | ) | CIVIL NO. 05-301-GPM |

TEMPLETON GLOBAL SMALLER )
COMPANIES FUND, INC., and )
TEMPLETON INVESTMENT COUNSEL, )
L.L.C., )
)
Defendants. )

# MEMORANDUM AND ORDER

**MURPHY, Chief District Judge:**

Three actions are before the Court on motions to dismiss and motions to remand. In accordance with this Court's normal practice on these issues, the case was set for a hearing on the pending motions on August 22, 2005. After reviewing the parties' written submissions, the Court concluded that oral argument would add nothing and only result in the expenditure of more time and expenses by all involved. Accordingly, the hearing was canceled with a promise that this written order would follow.

## BACKGROUND

These cases were before the Court once before, and each was remanded to the state court from which it came. (*See* Cause No. 04-38-GPM, Cause No. 04-179-GPM, and Cause No. 03-761-GPM.) Defendants did not appeal this Court's remand order.

Following the Seventh Circuit's decision in *Kircher v. Putnam Funds Trust*, 403 F.3d 478 (7th Cir. 2005), each case was removed again. Defendants argue that the *Kircher* decision makes the cases removable under 28 U.S.C. § 1446(b) and 15 U.S.C. § 78bb(f)(2) and § 77p(c). Defendants moved to dismiss, and Plaintiffs filed a timely motion to remand.

## ANALYSIS

In *Kircher*, the Seventh Circuit held that the Securities Litigation Uniform Standards Act ("SLUSA") preempts certain state court securities fraud class actions against mutual funds. Stated simply, the Seventh Circuit found that the broad preemptive effect of SLUSA effectively *blocks* state court litigation of such claims. *Id.* at 484. Defendants now maintain that the holding in *Kircher* constitutes a "pleading, motion, order or other paper from which it may first be ascertained" that *these* cases have become removable under 28 U.S.C. § 1446(b) ("If the case stated by the initial pleading is not removable, a notice of removal may be filed within thirty days after receipt by the defendant, through service or otherwise, of a copy of an amended pleading, motion, order or other paper from which it may first be ascertained that the case ... has become removable....).

*Kircher* taught us, however, that the cases as originally filed *were* removable. Moreover, the Court notes that the cases finding that an appellate opinion is an "order" permitting late removal involve cases where the removing defendant was a party to the appeal. *See Green v. R.J. Reynolds Tobacco Co.*, 274 F.3d 263, 267 (5th Cir. 2001); *Doe v. American Red Cross*, 14 F.3d 196 (3rd Cir. 1993). Here, as mentioned above, the Templeton defendants were not parties to the *Kircher* appeal. Thus, Section 1446(b) does not extend the window for removal.

The cases were, however, properly removed under SLUSA's own removal provision. Unlike Section 1446, SLUSA imposes no time limits on removal. SLUSA's removal and preemption provisions are triggered when four conditions are met: (1) the underlying suit is a "covered class action," (2) the action is based on state or local law, (3) the action concerns a "covered security," and (4) the defendant misrepresented or omitted a material fact or employed a manipulative or deceptive device or contrivance "in connection with the purchase or sale" of that security." *Kircher,*

403 F.3d at 481; *see also Disher v. Citigroup*, No. 04-3073, 2005 WL 1962942, at *4 (7th Cir. Aug.17, 2005). A review of the allegations of the complaints in these three cases reveals that the four conditions are met. *Kircher* and *Disher* mandate that this Court dismiss all of Plaintiffs' state law claims as barred by SLUSA.

## CONCLUSION

For these reasons, the pending motions to remand are **DENIED**, and the motions to dismiss are **GRANTED**. These actions are **DISMISSED with prejudice**. The Clerk is **DIRECTED** to enter judgment accordingly, and the parties shall bear their own costs.

**IT IS SO ORDERED.**

DATED: 08/24/05

s/ G. Patrick Murphy
G. PATRICK MURPHY
Chief United States District Judge

**IN THE UNITED STATES DISTRICT COURT**
**FOR THE SOUTHERN DISTRICT OF ILLINOIS**

**VINCE KWIATKOWSKI, Individually and On Behalf of All Others Similarly Situated,**

**Plaintiff,**

**vs.** **CIVIL NO. 05-299-GPM**

**TEMPLETON GROWTH FUND, INC., and TEMPLETON GLOBAL ADVISORS LIMITED,**

**Defendants.**

# JUDGMENT IN A CIVIL CASE

**DECISION BY COURT**. The issues having been heard, and a decision having been rendered,

**IT IS ORDERED AND ADJUDGED** that Plaintiffs' claims are **DISMISSED with prejudice** pursuant to Order filed on August 24, 2005. The parties shall bear their own costs.

**DATED**: 8/24/05

NORBERT G. JAWORSKI, CLERK

By: s/ Linda M. Cook
Deputy Clerk

APPROVED: s/ G. Patrick Murphy
G. PATRICK MURPHY
CHIEF U.S. DISTRICT JUDGE